Exhibit 99.1

IMPORTANT REMINDER

July 1, 2010

Dear Shareholder:

We have previously mailed to you proxy materials relating to the Annual Meeting of Shareholders scheduled to be held on Thursday, July 15, 2010.

According to our latest records, we have not received your proxy card for this important meeting.  Regardless of the number of shares you own, it is important that they are represented and voted at the meeting.  Please take a moment to sign, date and mail the enclosed duplicate proxy card promptly in the return envelope provided for your convenience.

For the reasons set forth in the Proxy Statement, dated June 1, 2010 the Board of Directors recommends that you vote “For” all proposals on the meeting agenda.

Thank you for your cooperation and continued support.

Sincerely,

/s/ Weidong Yin

Weidong Yin

Chairman, Chief Executive Officer and Secretary

If you need to review the material, the proxy statement is available at Website http://www.sinovac.com/Investors/IRHome/presentation/